SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 1998


                                 OZEMAIL LIMITED
                                 ACN 066 387 157


   OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                    (Address of Principal Executive Offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X *           Form 40-F
                    ---                      ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                           No    X
               ---                           ---

--------------

     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

                                 OZEMAIL LIMITED
                                    FORM 6-K

1.   EXHIBITS

     The following documents are filed as exhibits to this report:

     Exhibit 99.1 - Press Release regarding six-months earnings announcement.
     ------------
     Exhibit 99.2 - Press Release regarding proposed capital raising.
     ------------
     Exhibit 99.3 - Press Release regarding launch of on-line travel agent
     ------------   service.

                                       2.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                   OzEmail Limited
                                   ---------------
                                   (Registrant)


Date: August 19, 1998              By:  /s/ Malcolm Turnbull
                                        ---------------------------------
                                        Name:     Malcolm Turnbull
                                        Title:    Director

                                  EXHIBIT INDEX

Exhibit
-------

99.1      Press Release regarding six months earnings announcement.

99.2      Press Release regarding proposed capital raising.

99.3      Press Release regarding launch of on-line travel agent services.